NEWS RELEASE

Crosshair Maps Out Its Return to Labrador

May 16, 2012	(NYSE MKT: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE MKT: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce that its 2012 exploration program for the newly consolidated CMB uranium/vanadium project in central Labrador has received its exploration permits from both the Nunatsiavut and Newfoundland and Labrador governments and is scheduled to begin July 1, 2012. The $2.2 million program of up to 3,500 metres (11,480 feet) of drilling will focus on the Two Time, Firestone, Blue Star and C zones. The goal of this year’s program is to expand the existing uranium and vanadium resources as well as test new uranium targets within the main property.

The CMB project consists of a total of 2,607 claims in 26 licences as the Company now owns a 100% interest in the Two Time Property, subject to a 2% Net Smelter Return Royalty payable to Silver Spruce Resources Inc. on their original 800 claim area. The Two Time mineralized zone currently contains an Indicated uranium resource estimate of 2.33 M pounds (1.82 M tonnes grading 0.058% U3O8) and an Inferred resource estimate of 3.73 M pounds of uranium (3.16 M tonnes grading 0.053% U3O8).

“We are pleased to be continuing our resource expansion program in Labrador this year, particularly in light of our now 100% interest in the Two Time property,” stated Mark Ludwig, Crosshair Energy’s President & CEO. “Last year’s program confirmed uranium mineralization at depth and along strike outside of the known mineral envelope. Our aim this year is to extend that mineralized envelope even further.”

In addition to the Two Time mineral resource estimates noted above, the C Zone corridor, which encompasses the C Zone, Area 1 and Armstrong prospects, has a current Indicated mineral resource estimate of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional Inferred mineral resource estimate of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8).  It also contains an Indicated mineral resource estimate of 42.8 million pounds of vanadium (14.7 million tonnes at 0.15% V2O5) and an additional Inferred resource estimate of 93.6 million pounds of vanadium (28.3 million tonnes at 0.16% V2O5). All the resources remain open both along strike and at depth.

Crosshair wishes to acknowledge and thank the Government of Newfoundland and Labrador for its funding contribution under the Junior Exploration Assistance Program toward Crosshair's 2011 exploration work on the Two Time Property.

Stewart Wallis, P.Geo., a Director of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada. Its flagship properties, Bootheel and Juniper Ridge, have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods while Juniper Ridge appears to be suitable for an open-pit heap leach operation. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

Additional information about the CMB Project can be found in the Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada, dated January 20, 2011 (Rev March 10, 2011), as well as in the Technical Report on the CMBNW Property, Labrador Canada dated June 22, 2009. Copies of both reports are available on SEDAR at www.sedar.com.  For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things mineral resource estimates, increasing mineral resource estimates, the details of the exploration program and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.